August 30, 2006

VIA EDGAR CORRESP

Derek Swanson, Esq. United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Ascendia Brands, Inc.

Amendment No. 1 to Preliminary Schedule 14C

Dear Mr. Swanson:

On behalf of Ascendia Brands, Inc. (the “Company”), we are responding to the Staff’s comments regarding the Company’s Preliminary Schedule 14C (the “Schedule 14C”) filed with the Securities and Exchange Commission on August 8, 2006. We filed on August 29, 2006 Amendment No. 1 to the Schedule 14C.

We have set forth below each of the Staff’s comments and the Company’s response to each comment.

1.

The attachments to the Company’s Current Report on Form 8-K filed with the Commission on August 8, 2006 suggests that in connection with the financing transaction described in this Information Statement, the Company redeemed shares of its outstanding Series A Junior Participating Preferred Stock. Please revise the disclosure to discuss the terms of the redemption and the holders of the shares of preferred stock that was redeemed.

In response to the Staff’s comment, the Company has revised the applicable disclosure.

2.	Please revise the disclosure to identify which shareholders of the Company executed the Written Consent and the voting power represented by such shareholders.

In response to the Staff’s comment, we have revised the applicable disclosure.

Derek Swanson, Esq.

August 30, 2006

Please do not hesitate to contact me at (212) 883-4992 or Andrew Sheldrick, General Counsel of the Company, at (609) 219-0930, ext. 145, with any questions or comments regarding this letter or the Preliminary Schedule 14C. Thank you in advance for your attention to this matter.

Sincerely,

Herbert Henryson II

For WOLF, BLOCK, SCHORR and SOLIS-COHEN LLP

cc:	Michele M. Anderson, Esq.

Andrew Sheldrick, Esq.